Exhibit 99.1

Canaan Inc. Wins Competitive Bid to Provide Hash-to-Heat Equipment to Nordic District Heating Network

High-temperature heat reuse converts compute waste into scalable district heating infrastructure

Project provides additional validation of Canaan’s expansion into energy-integrated compute infrastructure

SINGAPORE, May 19, 2026 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced that it has been selected to support a district heating network in the Nordic region.

The heating solution, developed in partnership with a leading Nordic heating provider (the “Customer”), utilizes Canaan’s advanced Avalon A1566HA series hydro-cooled units with a combined capacity of approximately 8 MW. These units, engineered to deliver high-efficiency thermal output directly into local heating networks, will replace traditional heating solutions currently used by the Customer.

Canaan’s proprietary semiconductor and system design technology, capable of producing high-grade hot water at temperatures of approximately 80 degrees Celsius, facilitates the direct integration of high-density compute infrastructure into existing district heating systems. Following an evaluation of competing solutions, the Customer selected Canaan’s equipment for this second phase. Approximately 2 MW of heating capacity, comprising 228 A1566HA units, is currently operating in the region, reliably providing hot water to local residents. Building on this performance, the Customer placed a follow-on order in March 2026 for an additional 6MW of capacity, comprising 692 A1566HA units.

Canaan’s A1566HA hydro-cooled miners, operated by the Customer’s team, contribute thermal capacity while maintaining operational flexibility across varying demand profiles. Because the heating nodes consist of numerous parallel A1566HA units that support dynamic overclocking and underclocking, they deliver greater stability and reliability than traditional single-source heating systems such as boilers. This parallel architecture also makes maintenance easier and enables more consistent hot water supply along with optimized power-to-heat conversion efficiency.

Governments and municipalities often incentivize district heating solutions because they enable efficient hot water distribution across urban and regional networks. This approach helps address a long-standing challenge in hash-to-heat — delivering usable high-grade heat at scale — which has proven difficult for many players in the industry. With this challenge now being effectively addressed, Canaan believes hash-to-heat solutions will accelerate the replacement of legacy heating systems, including outdated fossil fuel-based solutions that are long overdue for an upgrade.

“This selection reflects both the strength of our technology and the depth of our engineering knowledge,” said Nangeng Zhang, chairman and chief executive officer of Canaan. “Heat reuse is no longer an ancillary byproduct of compute. It is central to building a more efficient, sustainable energy future, and a core part of how we think about system design at Canaan. I was closely involved in the research and development of this platform and personally led the design of its form factor, focusing on optimizing thermal performance and deployment efficiency. We developed this solution with the specific requirements of modern district heating infrastructure in mind, and we’re encouraged to see that approach recognized through a highly competitive selection process.”

The Nordic region is widely recognized as a global leader in district heating innovation, making it an ideal environment for deploying next-generation energy solutions. By combining high-density compute infrastructure with heat recovery at scale, this 8 MW project is expected to provide reliable heating to approximately 2,800 homes, representing a meaningful step toward more sustainable and economically efficient heating systems.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan's founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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